Exhibit 99.1

 PRESS RELEASE

All amounts in U.S. dollars

BROOKFIELD INFRASTRUCTURE ANNOUNCES CLOSING OF SOUTH AMERICAN NATURAL GAS TRANSMISSION UTILITY TRANSACTION

Brookfield, News, April 4, 2017 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today advised that it has completed the previously announced acquisition of a 90% ownership interest in Nova Transportadora do Sudeste S.A. (“NTS”) from Petroleo Brasileiro S.A. (“Petrobras”) through a Brookfield-led consortium, for total consideration of approximately $5.2 billion. The purchase price is payable in two tranches – an upfront payment of $4.2 billion due on closing and the balance payable on the fifth anniversary of the closing.

“Closing this transaction was one of our top priorities for 2017,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We are deploying approximately $1.3 billion at closing to significantly expand our utilities business in a sector and geography that we know well, where we will earn strong risk-adjusted returns.”

Over the past six months, Brookfield Infrastructure has undertaken various capital raising initiatives to solidify a funding plan for its pipeline of strategic initiatives.  Consequently, this investment in NTS will be funded from existing corporate liquidity which totalled approximately $3 billion at March 31, 2017.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:
Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “would”, “future”, “growth”, “expect”,  “believe”, “should”, “may”,  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, the expansion of Brookfield Infrastructure’s business, the future performance and operation of the acquired business and growth initiatives relating thereto, growth in Brazil’s natural gas market, availability of debt and equity funding and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Infrastructure believes that the forward-looking statements it makes and related information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion of the acquisition referred to in this news release, which cannot be assured, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent), and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.